CHEMBIO DIAGNOSTICS, INC.

CORPORATE FACT SHEET

May 2015

STOCK INFORMATION (as of May 1, 2015)

Ticker:	**CEMI**
Exchange:	**Nasdaq**
Share Price:	**$4.70/share**
Market Cap:	**$45.25 Million**

CORPORATE HIGHLIGHTS

- Global Provider of High Quality POC Infectious Disease Assays
  - Sales in 43 countries
- Revenue Growth Averaged 15% per Year Over Last Five Years
  - $13.83MM for FY 2009; $27.65MM for FY 2014
- Patented DPP® (Dual Path Platform) Technology
  - Lead Product: DPP® HIV 1/2 Assay for Blood/Oral Fluid
  - FDA Approved & CLIA-Waived
  - DPP® Revenue Growth of 137% in 2014 as compared to 2013
- Future Pipeline of DPP® POC Assays
  - HIV-Syphilis Combination Assay (U.S.)
  - HIV Antibody/Antigen Assays
  - HCVAntibody Assay
  - HIV 1/2 Assay - Oral Fluid Enhancements
- New Collaborations and Development Projects for:
  - Malaria
  - Dengue Fever
  - Ebola
  - Febrile Illness
  - Flu Immunostatus
  - Brain Injury
  - Cancer (specific form)

COMPANY SNAPSHOT

Chembio Diagnostics, Inc. (NASDAQ: CEMI) develops, manufactures, licenses and markets rapid diagnostic assays in the growing $8.0 billion point-of-care (POC) testing market. In addition to its branded and proprietary HIV assays, which it sells in the U.S. and internationally, the Company has seven ongoing collaborations for the development of diagnostic assays for malaria, dengue fever, Ebola and other febrile illness, flu immunostatus, brain injury and a specific form of cancer.

Dual Path Platform (DPP®) is Chembio's patented POC technology, which offers significant advantages over lateral-flow technologies including enhanced sensitivity and the ability to conduct multiple tests from a single sample (multiplexing). DPP® continues to provide Chembio with a growing pipeline of business opportunities for the development and manufacture of new products.

CHEMBIO'S LEAD PRODUCTS

DPP® HIV-Syphilis Assay

available in selected markets

- Rapid, muliplex detection of HIV 1, HIV 2, and syphilis using a single sample


Buffer
Sample + Buffer

DPP® HIV 1/2 Assay

- Rapid detection of HIV 1 and HIV 2 antibodies in oral fluid and all blood matrices



HIV 1/2 STAT-PAK® Assay

- Single-use, rapid, visual detection of HIV 1 and HIV 2 antibodies


HIV 1/2 STAT-PAK

SURE CHECK® HIV 1/2 Assay

- Self-contained, single-use collection & testing device



CHEMBIO'S DPP® DUAL PATH PLATFORM

- Patented technology
- Allows improved sensitivity and specificity compared to lateral flow technology
- Enables multiple test results via a single blood sample (e.g., HIV-Syphilis Combo Assay)
- Offers application within infectious disease and potential for a number of other indications



Screening Assays   **Confirmatory/Multiplex Assays**

      

INFECTIOUS DISEASE TODAY

HIV

- 35 million people living with HIV/AIDS worldwide (2013)
- More than 1.1 million people in the U.S. are living with HIV infection, and almost 1 in 6 (15.8%) are unaware of their infection
- There are ~50,000 new infections per year in the U.S.
- For every HIV infection that is prevented, an estimated $355,000 is saved in the cost of providing lifetime HIV treatment

SYPHILIS

- Approx. 12 million people globally become ill with syphilis annually
- From 2005-2013, syphilis cases in the U.S. nearly doubled, from 8,724 to 16,663
- Syphilis in pregnancy leads to ~305,000 fetal & neonatal deaths annually

DPP® PIPELINE & COLLABORATORS

Chembio Internal Development:
- DPP® HIV-Syphilis Assay (U.S. market)
- DPP® HCV Assay
- DPP® HIV Ab/Ag Assay
- DPP® HIV 1/2 Oral Fluid Assay Enhancements

Development Collaborations:
- DPP® Malaria – The Bill & Melinda Gates Foundation
- DPP® Dengue Fever – Undisclosed collaborator
- DPP® Ebola & Febrile Illness – Integrated BioTherapeutics, Inc.
- DPP® Flu Immunostatus – CDC Contractor
- DPP® Traumatic Brain Injury – Perseus Science Group LLC
- DPP® Cancer (a specific form) – Undisclosed collaborator

Tech Transfer and Distribution:
- DPP® technology for Geenius™ HIV 1/2 Confirmatory Assay – Bio Rad
- Distribution of 5 DPP® products in Brazil – Oswaldo Cruz Foundation
- Research Agreement: DPP® Ebola and DPP® Febrile Illness - CDC
- DPP® co-branding and distribution in Brazil – Labtest,Diagnostica SA
- DPP® tech transfer, manufacture and distribution in Malaysia - RVR

CORPORATE OFFICERS

John J. Sperzel, III   **Richard Larkin, CPA**
Chief Executive Officer   *Chief Financial Officer*

Sharon Klugewicz, M.S.   **Javan Esfandiari, M.S.**
Chief Operating Officer   *Chief Science & Technology Officer*

Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763
631-924-1135
www.chembio.com

Company Contact
Susan Norcott
Chembio Diagnostics, Inc.
631-924-1135, ext. 125
snorcott@chembio.com

Investor Relations
Stephanie Diaz
Vida Strategic Partners
415-675-7401
sdiaz@vidasp.com